

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Sean Pettey
Associate General Counsel
Venator Materials PLC
10001 Woodloch Forest Drive, Ste 600
The Woodlands, TX 77380

   Re: Venator Materials PLC
     Registration Statement on Form S-3
     Filed May 26, 2020
     File No. 333-238699

Dear Mr. Pettey:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Laura Crotty at (202) 551-7614 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Sarah Morgan